

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

April 11, 2016

<u>VIA E-MAIL</u>
Mr. Mark L. Kleifges
Treasurer and Chief Financial Officer
Government Properties Income Trust
Two Newton Place,
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: Government Properties Income Trust
> Form 10-K for the year ended December 31, 2015
> Filed on February 18, 2016
> File No. 001-34364**

Dear Mr. Mark L. Kleifges:

    We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Wilson K. Lee
>
> Wilson K. Lee
> Senior Staff Accountant
> Office of Real Estate and
> Commodities